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                                                                  EXHIBIT (A)(4)



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                                                                         N 03 21
SIERRA PRIME INCOME FUND                           9301 Corbin Avenue, Suite 333
                                                   Northridge, California  91324
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                                                                    March, 1998


Dear Shareholder

As you requested, we are enclosing a copy of the Sierra Prime Income Fund ("Fund") Offer to Purchase 151,223 of its issued and outstanding Class A Common Shares of beneficial interest ("Class A Common Shares") and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is for cash at the net asset value ("NAV") per Class A Common Share determined as of 2:00 PM Pacific Standard Time on the Expiration Date of the Offer. An "Early Withdrawal Charge" or "EWC" may be imposed on certain Class A Common Shares accepted for payment that have been held for less than two years. Please read carefully the enclosed documents, as well as the Fund's most current financial statements.

If, after reviewing the information set forth in the Offer, you wish to tender Class A Common Shares for purchase by the Fund, please contact your investment representative or follow the instructions contained in the Offer to Purchase and Letter of Transmittal.

Neither the Fund nor its Board of Trustees is making any recommendation to any holder of Class A Common Shares as to whether to tender Class A Common Shares. Each shareholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Class A Common Shares.

The Fund's NAV per Class A Common Share from February 14, 1996 through February 23, 1998 ranged from a high of $10.01 to a low of $10.00. On February 23, 1998 the NAV was $10.00 per Common Share. You can obtain current NAV quotations from Sierra Shareholder Services by calling (800) 222-5852 between the hours of 6:00 AM and 6:00 PM Pacific Standard Time, Monday through Friday, and 6:00 AM to 3:00 PM Pacific Standard Time, on Saturday, except holidays. The Fund offers and sells its Class A Common Shares to the public on a continuous basis. The Fund is not aware of any secondary market trading for the Class A Common Shares.

Should you have any questions on the enclosed material, please do not hesitate to call Sierra Shareholder Services at (800) 222-5852 during ordinary business hours. We appreciate your continued interest in Sierra Prime Income Fund.

Sincerely,


SIERRA PRIME INCOME FUND

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TO ENSURE PROCESSING OF YOUR REQUEST, A LETTER OF TRANSMITTAL OR A MANUALLY
SIGNED FACSIMILE OF IT (TOGETHER WITH ANY CERTIFICATES FOR CLASS A COMMON SHARES AND ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE ADMINISTRATOR ON OR BEFORE THE EXPIRATION DATE (APRIL 3, 1998).
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Distributed by Sierra Investment Services Corporation